SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated March 25th, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

    By letter dated March 25th, 2013, the Company reported that its Board of Directors called an Ordinary General Shareholders' Meeting to be held on May 3rd, 2013, at 1:00 PM, outside the registered office at Bolivar 108 1º Floor, CABA. The meeting will consider the payment of an anticipated cash dividend corresponding to the period started on July 1st, 2012 and based on the interim audited financial statements reported on December 31st, 2012, for the sum of up to ARS 166.5 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: April 3, 2013